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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
[  ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

   Snell                       Richard
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   (Last)                     (First)             (Middle)

   400 E. Van Buren, P.O. Box 52132
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                              (Street)

   Phoenix                        AZ                 85032
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   (City)                       (State)              (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   Pinnacle West Capital Corporation (PNW)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   May 1999
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)
   [X] Director                          [ ] 10% Owner
   [ ] Officer (give title below)        [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check applicable line)
   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person
================================================================================

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                           Amount
                                                           of
                                          Securities       Secur-              Nature
                                          Acquired (A)     ities     Owner-    of
                                          or Disposed      Bene-     ship      Indirect
                                          of (D) (Instr.   ficially  Form:     Bene-
                           Transaction    3, 4 and 5)      Owned at  Direct    ficial
                           Code         ----------------   End       (D) or    Owner-
Title of      Transaction  (Instr. 8)          (A)         of Month  Indirect  ship
Security      Date         -----------  Amount or  Price   (Instr.   (I)       (Instr.
(Instr. 3)   (mm/dd/yy)    Code     V          (D)         3 and 4)  (Instr.4)  4)
---------------------------------------------------------------------------------------
Common Stock 05/12/99      M            30,000 (A) $19.000             D
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Common Stock 05/12/99      M            25,000 (A) $27.440             D
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Common Stock 05/12/99      M            25,000 (A) $31.440             D
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Common Stock 05/12/99      M             3,500 (A) $16.250             D
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Common Stock 05/12/99      M             7,000 (A) $10.063             D
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Common Stock 05/12/99      M             7,000 (A) $18.125  496,585    D
=======================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                         Number                                           Number   Owner-
                                         of                                               of       ship
                                         Deriv-                     Title and             Deriv-   of
                Conver-                  ative                      Amount of             ative    Deriv-
                sion                     Secur-                     Underlying            Secur-   ative  Nature
                of                       ities                      Securities            ities    Secur- of
                Exer-                    Acquired  Date             (Instr. 3     Price   Bene-    ity:   In-
                cise             Trans-  (A) or    Exercisable and  and 4)        of      ficially Direct direct
                Price   Trans-   action  Disposed  Expiration Date  ------------- Deriv-  Owned    (D) or Bene-
                of      action   Code    of(D)     (Month/Day/Year)        Amount ative   at End   In-    ficial
Title of        Deriv-  Date     (Instr. (Instr.3, ----------------        or     Secur-  of       direct Owner-
Derivative      ative   (Month/  8)      4 and 5)  Date     Expira-        Number ity     Month    (I)    ship
Security        Secur-  Day/     ------  --------  Exer-    tion           of     (Instr. (Instr.  (Instr (Instr.
(Instr. 3)      ity     Year)    Code V  (A)   (D) cisable  Date    Title  Shares 5)      4)       4)     4)
-----------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right                                                      Common
to buy)        $19.000  05/12/99  M          30,000  (1)    (2)    Stock   30,000         O        D
-----------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right                                                      Common
to buy)        $27.440  05/12/99  M          25,000  (3)    (4)    Stock   25,000         O        D
-----------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right                                                      Common
to buy)        $31.440  05/12/99  M          25,000  (5)    (6)    Stock   25,000         O        D
-----------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right                                                      Common
to buy)        $16.250  05/12/99  M           3,500  (7)    (8)    Stock    3,500         O        D
-----------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right                                                      Common
to buy)        $10.063  05/12/99  M           7,000  (9)    (10)   Stock    7,000         O        D
-----------------------------------------------------------------------------------------------------------------
Employee Stock
Option (right                                                      Common
to buy)        $18.125  05/12/99  M           7,000  (11)   (12)   Stock    7,000         O        D
=================================================================================================================

Explanation of Responses:

(1)  The option became exercisable 1/3 of the grant per year commencing
     11-16-95.
(2) The option expires on the earlier of 11-16-04 or 15 months after retirement as an employee.
(3)  The option became exercisable 1/3 of the grant per year commencing
     11-15-96.
(4) The option expires on the earlier of 11-15-05 or 15 months after retirement as an employee.
(5) The option became exercisable 1/3 of the grant per year commencing 11-20-97. (The last 1/3 was accelerated to 2-5-99, the date of Mr. Snell's retirement as an employee.)
(6) The option expires on the earlier of 11-20-06 or 15 months after retirement as an employee.
(7)  The option became exercisable on 7-3-90.
(8) The option expires on the earlier of 7-2-00 or 2 years after leaving the board of directors.
(9)  The option became exercisable on 7-2-91.
(10) The option expires on the earlier of 7-1-01 or 2 years after leaving the board of directors.
(11) The option became exercisable on 7-2-92.
(12) The option expires on the earlier of 7-1-02 or 2 years after leaving the board of directors.

         Richard Snell                           6-9-99
-------------------------------               ------------
         Richard Snell
**Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.

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